No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2023.

Exhibit 2:

Notice of Resolution by the Board of Directors Concerning Distribution of Surplus (Interim Dividend) and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 9, 2023

November 9, 2023

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2023

Tokyo, November 9, 2023 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half year ended September 30, 2023.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2023 and September 30, 2023

	Yen (millions)
	Mar. 31, 2023	Sep. 30, 2023
Assets
Current assets:
Cash and cash equivalents	3,803,014	4,440,513
Trade receivables	1,060,271	1,080,383
Receivables from financial services	1,899,493	2,245,322
Other financial assets	263,892	176,801
Inventories	2,167,184	2,355,959
Other current assets	384,494	399,154

Total current assets	9,578,348	10,698,132

Non-current assets:
Investments accounted for using the equity method	915,946	1,065,636
Receivables from financial services	3,995,259	5,075,054
Other financial assets	855,070	964,151
Equipment on operating leases	4,726,292	5,069,161
Property, plant and equipment	3,168,109	3,229,919
Intangible assets	870,900	922,122
Deferred tax assets	105,792	125,688
Other non-current assets	454,351	526,740

Total non-current assets	15,091,719	16,978,471

Total assets	24,670,067	27,676,603

Liabilities and Equity
Current liabilities:
Trade payables	1,426,333	1,433,191
Financing liabilities	3,291,195	3,755,650
Accrued expenses	419,570	450,583
Other financial liabilities	324,110	411,764
Income taxes payable	86,252	107,982
Provisions	362,701	440,982
Other current liabilities	741,963	790,698

Total current liabilities	6,652,124	7,390,850

Non-current liabilities:
Financing liabilities	4,373,973	5,254,792
Other financial liabilities	288,736	308,222
Retirement benefit liabilities	255,852	284,354
Provisions	270,169	298,826
Deferred tax liabilities	877,300	947,149
Other non-current liabilities	449,622	514,437

Total non-current liabilities	6,515,652	7,607,780

Total liabilities	13,167,776	14,998,630

Equity:
Common stock	86,067	86,067
Capital surplus	185,589	185,458
Treasury stock	(484,931)	(629,546)
Retained earnings	9,980,128	10,496,889
Other components of equity	1,417,397	2,225,307

Equity attributable to owners of the parent	11,184,250	12,364,175
Non-controlling interests	318,041	313,798

Total equity	11,502,291	12,677,973

Total liabilities and equity	24,670,067	27,676,603

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2022 and 2023

	Yen (millions)
	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023
Sales revenue	8,085,304	9,609,392
Operating costs and expenses:
Cost of sales	(6,505,911)	(7,521,751)
Selling, general and administrative	(744,778)	(986,874)
Research and development	(381,163)	(404,194)

Total operating costs and expenses	(7,631,852)	(8,912,819)

Operating profit	453,452	696,573

Share of profit of investments accounted for using the equity method	82,946	66,724
Finance income and finance costs:
Interest income	25,025	77,845
Interest expense	(15,650)	(19,895)
Other, net	(29,942)	58,038

Total finance income and finance costs	(20,567)	115,988

Profit before income taxes	515,831	879,285
Income tax expense	(147,092)	(225,360)

Profit for the period	368,739	653,925

Profit for the period attributable to:
Owners of the parent	338,514	616,301
Non-controlling interests	30,225	37,624

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	66.03	124.63

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2022 and 2023

	Yen (millions)
	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023
Profit for the period	368,739	653,925
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(11)	4
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(27,735)	753
Share of other comprehensive income of investments accounted for using the equity method	(1,109)	5,280
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(893)	(429)
Exchange differences on translating foreign operations	917,707	768,426
Share of other comprehensive income of investments accounted for using the equity method	69,148	51,933

Total other comprehensive income, net of tax	957,107	825,967

Comprehensive income for the period	1,325,846	1,479,892

Comprehensive income for the period attributable to:
Owners of the parent	1,276,881	1,424,586
Non-controlling interests	48,965	55,306

Condensed Consolidated Statements of Income

For the three months ended September 30, 2022 and 2023

	Yen (millions)
	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2023
Sales revenue	4,255,754	4,984,396
Operating costs and expenses:
Cost of sales	(3,441,741)	(3,893,860)
Selling, general and administrative	(383,205)	(582,171)
Research and development	(199,572)	(206,239)

Total operating costs and expenses	(4,024,518)	(4,682,270)

Operating profit	231,236	302,126

Share of profit of investments accounted for using the equity method	60,337	23,871
Finance income and finance costs:
Interest income	15,893	44,990
Interest expense	(8,223)	(10,853)
Other, net	(20,816)	4,227

Total finance income and finance costs	(13,146)	38,364

Profit before income taxes	278,427	364,361
Income tax expense	(73,268)	(93,381)

Profit for the period	205,159	270,980

Profit for the period attributable to:
Owners of the parent	189,295	253,232
Non-controlling interests	15,864	17,748

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	36.95	51.49

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2022 and 2023

	Yen (millions)
	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2023
Profit for the period	205,159	270,980
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(8)	(2)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(40,167)	(14,956)
Share of other comprehensive income of investments accounted for using the equity method	(665)	2,455
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(557)	(274)
Exchange differences on translating foreign operations	268,761	187,182
Share of other comprehensive income of investments accounted for using the equity method	22,592	28,084

Total other comprehensive income, net of tax	249,956	202,489

Comprehensive income for the period	455,115	473,469

Comprehensive income for the period attributable to:
Owners of the parent	435,831	452,049
Non-controlling interests	19,284	21,420

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the period
Profit for the period				338,514		338,514	30,225	368,739
Other comprehensive income, net of tax					938,367	938,367	18,740	957,107

Total comprehensive income for the period				338,514	938,367	1,276,881	48,965	1,325,846
Reclassification to retained earnings				(45)	45	—		—
Transactions with owners and other
Dividends paid				(111,256)		(111,256)	(47,493)	(158,749)
Purchases of treasury stock			(29,004)			(29,004)		(29,004)
Disposal of treasury stock			263			263		263
Share-based payment transactions		(42)				(42)		(42)

Total transactions with owners and other		(42)	(28,741)	(111,256)		(140,039)	(47,493)	(187,532)

Balance as of September 30, 2022	86,067	185,453	(357,050)	9,766,346	1,928,850	11,609,666	301,194	11,910,860

For the six months ended September 30, 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the period
Profit for the period				616,301		616,301	37,624	653,925
Other comprehensive income, net of tax					808,285	808,285	17,682	825,967

Total comprehensive income for the period				616,301	808,285	1,424,586	55,306	1,479,892
Reclassification to retained earnings				375	(375)	—		—
Transactions with owners and other
Dividends paid				(99,915)		(99,915)	(59,549)	(159,464)
Purchases of treasury stock			(145,009)			(145,009)		(145,009)
Disposal of treasury stock			394			394		394
Share-based payment transactions		(131)				(131)		(131)

Total transactions with owners and other		(131)	(144,615)	(99,915)		(244,661)	(59,549)	(304,210)

Balance as of September 30, 2023	86,067	185,458	(629,546)	10,496,889	2,225,307	12,364,175	313,798	12,677,973

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2022 and 2023

	Yen (millions)
	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023
Cash flows from operating activities:
Profit before income taxes	515,831	879,285
Depreciation, amortization and impairment losses excluding equipment on operating leases	357,304	373,775
Share of profit of investments accounted for using the equity method	(82,946)	(66,724)
Finance income and finance costs, net	(69,589)	(92,349)
Interest income and interest costs from financial services, net	(75,593)	(75,284)
Changes in assets and liabilities
Trade receivables	32,586	24,114
Inventories	(129,729)	(905)
Trade payables	(49,839)	(69,898)
Accrued expenses	(62,296)	(16,454)
Provisions and retirement benefit liabilities	(8,720)	65,507
Receivables from financial services	302,319	(728,165)
Equipment on operating leases	493,778	95,596
Other assets and liabilities	165,071	6,255
Other, net	1,465	(44,023)
Dividends received	131,572	126,630
Interest received	143,741	255,998
Interest paid	(68,304)	(110,717)
Income taxes paid, net of refunds	(255,317)	(242,689)

Net cash provided by operating activities	1,341,334	379,952
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(249,421)	(141,404)
Payments for additions to and internally developed intangible assets	(76,441)	(97,504)
Proceeds from sales of property, plant and equipment and intangible assets	13,623	4,239
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	—	(2,940)
Payments for acquisitions of investments accounted for using the equity method	(10,340)	(38,734)
Payments for acquisitions of other financial assets	(322,025)	(118,990)
Proceeds from sales and redemptions of other financial assets	215,952	106,207

Net cash used in investing activities	(428,652)	(289,126)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,219,027	6,065,976
Repayments of short-term financing liabilities	(4,152,744)	(5,805,967)
Proceeds from long-term financing liabilities	362,289	1,498,319
Repayments of long-term financing liabilities	(1,165,699)	(1,185,750)
Dividends paid to owners of the parent	(111,256)	(99,915)
Dividends paid to non-controlling interests	(36,752)	(45,228)
Purchases and sales of treasury stock, net	(28,741)	(144,615)
Repayments of lease liabilities	(38,890)	(39,773)

Net cash provided by (used in) financing activities	(952,766)	243,047
Effect of exchange rate changes on cash and cash equivalents	300,501	303,626

Net change in cash and cash equivalents	260,417	637,499
Cash and cash equivalents at beginning of year	3,674,931	3,803,014

Cash and cash equivalents at end of period	3,935,348	4,440,513

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the six months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,412,682	4,920,192	1,527,915	224,515	8,085,304	—	8,085,304
Intersegment	—	83,742	1,181	11,575	96,498	(96,498)	—

Total	1,412,682	5,003,934	1,529,096	236,090	8,181,802	(96,498)	8,085,304

Segment profit (loss)	224,775	63,568	153,049	12,060	453,452	—	453,452

Segment assets	1,614,071	10,241,643	12,041,882	469,044	24,366,640	1,461,253	25,827,893
Depreciation and amortization	33,600	282,801	465,827	9,615	791,843	—	791,843
Capital expenditures	20,451	304,206	712,321	5,779	1,042,757	—	1,042,757

As of and for the six months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,572,558	6,262,289	1,576,608	197,937	9,609,392	—	9,609,392
Intersegment	—	84,816	1,256	16,387	102,459	(102,459)	—

Total	1,572,558	6,347,105	1,577,864	214,324	9,711,851	(102,459)	9,609,392

Segment profit (loss)	253,384	301,380	137,002	4,807	696,573	—	696,573

Segment assets	1,803,540	10,962,398	12,977,324	511,240	26,254,502	1,422,101	27,676,603
Depreciation and amortization	34,486	328,359	415,578	8,592	787,015	—	787,015
Capital expenditures	26,781	233,741	1,115,856	6,036	1,382,414	—	1,382,414

For the three months ended September 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	736,632	2,628,707	778,531	111,884	4,255,754	—	4,255,754
Intersegment	—	47,056	502	5,169	52,727	(52,727)	—

Total	736,632	2,675,763	779,033	117,053	4,308,481	(52,727)	4,255,754

Segment profit (loss)	126,946	25,306	74,248	4,736	231,236	—	231,236

For the three months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	815,603	3,269,950	803,579	95,264	4,984,396	—	4,984,396
Intersegment	—	45,807	627	9,865	56,299	(56,299)	—

Total	815,603	3,315,757	804,206	105,129	5,040,695	(56,299)	4,984,396

Segment profit (loss)	109,864	124,398	67,474	390	302,126	—	302,126

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2022 and 2023 amounted to JPY 1,569,670 million and JPY 1,605,913 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

The Board of Directors of the Company, at its meeting held on August 9, 2023, resolved that the Company will implement a stock split, and accordingly, change in ratio of American Depositary Receipts (ADRs) to underlying shares and modify acquisition of own shares program. Based on the resolution, the Company implemented a stock split and accordingly, change in ratio of American Depositary Receipts (ADRs) on October 1, 2023.

1.	Stock split

(1)	Purpose of the stock split

The purpose is to expand the investor base by reducing the Company’s stock price per investment unit.

(2)	Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2023 (Due to non-working day of the shareholder registry administrator on the same day, the substantial record date was September 29, 2023) was split into 3 shares per share.

(3)	Number of shares increased by the stock split

1. Total number of issued shares before the stock split:	1,811,428,430 shares
2. Number of shares increased by the stock split:	3,622,856,860 shares
3. Total number of issued shares following the stock split:	5,434,285,290 shares
4. Total number of authorized shares following the stock split:	7,086,000,000 shares

(4)	Schedule of the stock split

Public notice of record date:	September 15, 2023
Record date:	September 30, 2023
Effective date:	October 1, 2023

(5)	Others

•	There is no change in the amount of stated capital as a result of this stock split.

•

As the stock split took effect on October 1, 2023, the interim dividend for the fiscal year ending March 31, 2024 which has a dividend record date of September 30, 2023 will be paid based on the shares before the stock split.

2.	Change in ratio of American Depositary Receipts (ADRs) to underlying shares

(1)	Purpose of the ratio change

The purpose is to continuously offer the current investment environment for ADR holders by maintaining present level of ADRs trading price.

(2)	Outline of the change of ratio

Ratio before change:	1 ADR = 1 Share
Ratio after change:	1 ADR = 3 Shares
Effective date of the new ratio:	October 1, 2023 (EST)
First trading date with new ratio:	October 2, 2023 (EST)

3.	Modification to acquisition of own shares program

(1)	Reason for the modification

In the details of acquisition of the Company’s own shares resolved at the meeting of the Board of Directors held on May 11, 2023, “total number of shares to be acquired” shall be modified in connection with the stock split.

(2)	Details of the modification

Current Program:	Total number of shares to be acquired: Up to 64,000,000 shares
Amended Program:	Total number of shares to be acquired: Up to 192,000,000 shares

(Reference)

Details of the resolution concerning acquisition of the Company’s own shares at the meeting of the Board of Directors held on May 11, 2023

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 200,000 million yen

(4)	Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)
2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

4.	Impact on earnings per share

Basic earnings per share attributable to owners of the parent for the six months ended September 30, 2022 and 2023 assuming the stock split had been conducted at the beginning of the year ended March 31, 2023 are as follows. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2022 and 2023.

	Six months ended Sep. 30, 2022	Six months ended Sep. 30, 2023
Basic earnings per share attributable to owners of the parent (yen)	66.03	124.63

Basic earnings per share attributable to owners of the parent for the three months ended September 30, 2022 and 2023 assuming the stock split had been conducted at the beginning of the year ended March 31, 2023 are as follows. There were no significant dilutive potential common shares outstanding for the three months ended September 30, 2022 and 2023.

	Three months ended Sep. 30, 2022	Three months ended Sep. 30, 2023
Basic earnings per share attributable to owners of the parent (yen)	36.95	51.49

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[7] Forecast for the Fiscal Year Ending March 31, 2024

	Yen (billions)
	FY 2023 results	FY 2024 forecasts	Change (%)
Sales revenue	16,907.7	20,000.0	18.3
Operating profit	780.7	1,200.0	53.7
Profit before income taxes	879.5	1,395.0	58.6
Profit for the year	717.3	1,000.0	39.4
Profit for the year attributable to owners of the parent	651.4	930.0	42.8

	Yen
	FY 2023 results	FY 2024 forecasts
Earnings per share attributable to owners of the parent Basic and diluted	384.02	189.64

Explanatory note:

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic earnings per share for the fiscal year ending March 31, 2024 are based on the number of shares after the stock split. Based on the number of shares prior to the stock split, basic earnings per share for the fiscal year ending March 31, 2024 are expected to be JPY 568.92.

[8] Dividend per Share of Common Stock

	Yen
	FY 2023 results	FY 2024 results	FY 2024 forecasts
Interim dividend	60.00	87.00
Year-end dividend	60.00		29.00
Total annual dividend	120.00		—

Explanatory note:

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ending March 31, 2024 is based on the number of shares after the stock split and the total annual dividend is disclosed as “ – ”. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ending March 31, 2024 are expected to be JPY 87.00 per share and JPY 174.00 per share, respectively.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[Translation]

November 9, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Interim Dividend)

and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2024

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 9, 2023, resolved to make a distribution of surplus (Interim dividend), the record date of which is September 30, 2023, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2024 as follows:

Particulars

1. Details of Distribution of Surplus (Interim Dividend)

	Resolution	Previous Dividends Forecast (Announced on August 9, 2023)	Dividends Paid for the Second Quarter in Fiscal 2023
Record Date	September 30, 2023	September 30, 2023	September 30, 2022
Dividends per Share of Common Stock (yen)	87	75	60
Total Amount of Dividends (million yen)	141,949	—	102,219
Effective Date	December 5, 2023	—	December 5, 2022
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Details of the Revised Dividend Payments

	Annual Dividend per share(yen)
	Interim (End of 2nd quarter)	Year-end	Total
Previous forecast (Conversion to the pre-split basis) <Announced on August 9, 2023>	75	25 (75)	— (150)
Revised forecast (Conversion to the pre-split basis)	—	29 (87)	— (174)
Actual dividend issued	87	—	—
Results in the year ended March 31, 2023	60	60	120

(Notes)

1.

The company implemented the stock split into 3 shares per share with the effective date of October 1, 2023. The interim dividend for the fiscal year ending March 31, 2024, which has a dividend record date of September 30, 2023, is paid based on the shares before the stock split.

2.

Forecast for the full-year dividend per share is not presented because simple comparisons are not possible due to the implementation of the stock split. However, the forecast for the full-year dividend per share based on the pre-stock split is ¥24 increase per share.

3. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that interim dividend payment of ¥87 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2024. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2024 that was announced on August 9, 2023.